UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ZaZa Energy Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
98919T100
(CUSIP Number)

July 21, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 98919T100	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crede CG III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,638,556
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,638,556

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,638,556 shares (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.89% (see Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13G

CUSIP No. 98919T100	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crede Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,638,556
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,638,556

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,638,556 shares (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.89% (see Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13G

CUSIP No. 98919T100	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Acuitas Financial Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,638,556
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,638,556

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,638,556 shares (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.89% (see Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13G

CUSIP No. 98919T100	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,638,556
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,638,556

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,638,556 shares (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.89% (see Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13G

CUSIP No. 98919T100	Page 6 of 10 Pages

Item 1(a). Name of Issuer:

ZaZa Energy Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

1301 McKinney St Suite 2800

Houston, Texas 77010

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Offices or, if none, Residence:

Item 2(c). Citizenship:

This Schedule 13G is being filed on behalf of (i) Crede CG III, Ltd., a Bermuda exempted company (“Crede CG III”), (ii) Crede Capital Group, LLC, a Delaware limited liability company (“Crede Capital”), (iii) Acuitas Financial Group, LLC, a California limited liability company (“Acuitas”), and (iv) Terren S. Peizer, an individual who is a citizen of the United States of America (“Mr. Peizer,” together with Crede CG III, Crede Capital and Acuitas, the “Reporting Persons”).

The sole stockholder of Crede CG III is Crede Capital. Acuitas holds all of the membership interests of Crede Capital and Mr. Peizer holds all of the membership interests of Acuitas. Voting and dispositive power with respect to the shares held by Crede CG III is exercised by Mr. Peizer, the sole and Managing Member of Acuitas, Crede Capital and Managing Director of Crede CG III, who acts as investment advisor to these entities. Mr. Peizer, Acuitas and Crede Capital disclaim beneficial ownership with respect to the shares held by Crede CG III.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Crede GC III is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal business office of each of Crede Capital, Acuitas and Mr. Peizer is 11601 Wilshire Blvd, Suite 950, Los Angeles, CA 90025.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

SCHEDULE 13G

CUSIP No. 98919T100	Page 7 of 10 Pages

Item 2(e). CUSIP Number:

98919T100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(b)	Percent of class:

As of July 21, 2014, each of the Reporting Persons may be deemed to have beneficial ownership of 9,638,556 shares of Common Stock, which consists of (i) 6,024,097 shares of Common Stock issued to Crede CG III and (ii) 3,614,459 shares of Common Stock issuable upon exercise or exchange of a warrant issued to Crede CG III (the “Warrant”), and all such shares of Common Stock represent beneficial ownership of approximately 7.89% of the Common Stock, based on (i) 118,543,860 shares of Common Stock issued and outstanding on July 21, 2014, as reported in the Prospectus Supplement filed by the Issuer on July 21, 2014 plus (ii) 3,614,459 shares of Common Stock issuable upon exercise or exchange of the Warrant.

The Warrant contains a blocker provision under which the holder thereof does not have the right to exercise or exchange the Warrant to the extent (but only to the extent) that such exercise or exchange would result in beneficial ownership by the holder thereof or any of its affiliates of more than 9.9% of the Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 9,638,556 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 9,638,556 shares

SCHEDULE 13G

CUSIP No. 98919T100	Page 8 of 10 Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 98919T100	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2014

CREDE GC III, LTD

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS FINANCIAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer

CUSIP No. 98919T100	Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 28, 2014

CREDE GC III, LTD

	By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS FINANCIAL GROUP, LLC

	By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer